December 4, 2023

VIA EMAIL AND EDGAR

Blake Grady
Daniel Duchovny
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	StarTek, Inc. Schedule 13E-3 filed November 3, 2023 by CSP Management II Limited et al. File No. 005-52745 Preliminary Information Statement filed November 3, 2023 File No. 001-12793

Dear Messrs. Grady and Duchovny:

On behalf of StarTek, Inc. (the “Company”) set forth below are responses to comments the staff (the “Staff”) of the Securities and Exchange Commission delivered by letter, dated November 27, 2023, with respect to the above referenced Schedule 13E-3 and Preliminary Information Statement (the “Comment Letter”). Filed concurrently herewith is Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 1 to the Preliminary Information Statement (the “Revised Preliminary Information Statement”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used but not defined in this letter have the meanings given to them in the Amended Schedule 13E-3 or the Revised Preliminary Information Statement, as applicable.

The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. All references to page numbers and captions in these responses correspond to the Amended Schedule 13E-3 and the Revised Preliminary Information Statement, as applicable (except for such page numbers and captions included in the Staff’s transposed comments).

Schedule 13E-3 filed November 3, 2023

General

1.
We note your disclosure in your Schedule 13E-3 that Item 12(d) is “[n]ot applicable.” In this respect, revise to disclose whether or not any executive officer, director or affiliate of the Company (or any person specified in Instruction C to the schedule) currently intends sell subject securities owned or held by that person. Refer to Item 1012(d) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Revised Preliminary Information Statement to state that, as of the date of the Revised Preliminary Information Statement, to the knowledge of the filing persons, no executive officer, director or affiliate of the Company intends to sell any shares of Company Common Stock owned or held by them prior to the Closing, and in connection with the Closing, such shares of Company Common Stock will receive the Merger Consideration except in the case of shares of Company Common Stock owned or held by the CSP Parties, which will be cancelled without payment of any consideration therefor and cease to exist at the Effective Time.

As discussed in the Revised Preliminary Information Statement, the Sponsor beneficially owned more than a majority of the issued and outstanding shares of Company Common Stock and more than a majority of voting power of capital stock of the Company, and has delivered the Sponsor Written Consent approving and adopting in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger, which became effective at 6:00 P.M. New York City time on November 9, 2023. Because the vote required under Delaware law to approve the Merger was obtained via written consent on November 9, 2023, no other future vote of the Company’s directors, executive officers or affiliates is required in connection with the Merger.

Preliminary Information Statement filed November 3, 2023

General

2.
We note your disclosure that the Board “determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, [and] in the best interests of the Company and the Unaffiliated Stockholders.” It appears that the definition of Unaffiliated Stockholders on the first page of the letter to stockholders includes within it directors and officers of the Company who are not otherwise affiliated with Parent, Merger Sub or Sponsor, even though those individuals are considered affiliates of the Company under Rule 13e-3(a)(1). The definition of “Unaffiliated Stockholders” should therefore exclude such persons, so that the disclosure speaks strictly to the fairness of the Merger to unaffiliated securityholders. Please revise throughout the information statement. See Item 1014(a) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the definition of Unaffiliated Stockholders on the first page of the letter to stockholders to remove directors and officers of the Company so that the disclosure speaks strictly to the fairness of the Merger to unaffiliated securityholders.

3.	Please revise to provide the summary financial statements required by Item 1010(c) of Regulation M-A in the information statement. See Instruction 1 to Item 13 of Schedule 13E-3.

Response:

In response to the Staff’s comment, the Company has provided the disclosure under the sections titled “Other Important Information Regarding the Company – Selected Historical Financial Data” beginning on page 78 of the Revised Preliminary Information Statement and “Other Important Information Regarding the Company – Book Value per Share” on page 79 of the Revised Preliminary Information Statement.

4.
General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not any of the transactions described in Item 1005(a) occurred with the past two years Please revise or advise.

Response:

In response to the Staff’s comment, the Company has provided the disclosure beginning on page 58 of the Revised Preliminary Information Statement under the section “Past Contacts, Transactions, Negotiations and Agreements”.

5.	Please include, in an appropriate location in the information statement, the proceeds to be received by each director and officer with respect to shares of Company Common Stock owned by such persons.

Response:

In response to the Staff’s comment, the Company has provided the disclosure on page 38 of the Revised Preliminary Information Statement under the section “Security Ownership of Certain Beneficial Owners and Management – Proceeds Received by the Company’s Directors and Executive Officers in connection with the Merger”.

6.
Provide the disclosure required by Item 1005(e) of Regulation M-A in the information statement. As one example only, we note the disclosure in the Company’s 2023 annual report on Form 10-K that “[t]he Stockholders Agreement dated July 20, 2018, gives CSP the right to appoint a majority [of the] directors on [the Company’s] Board of Directors including the Chairman of the Board of Directors.” In addition, file any such agreement as an exhibit to your Schedule 13E-3. See Item 16 of Schedule 13E-3 and Item 1016(d) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has provided the disclosure beginning on page 58 of the Revised Preliminary Information Statement under the section “Past Contacts, Transactions, Negotiations and Agreements”. In response to the Staff’s comment, the filing persons have filed such agreements as Exhibit No. (d)(2), Exhibit No. (d)(3) and Exhibit No. (d)(4) to the Amended Schedule 13E-3.

7.
Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E- 3 in a “Special Factors” section in the front of the information statement. Refer to Rule 13e-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary. Also, revise the Summary and Q&A sections to shorten them significantly and to avoid duplication and relocate the other sections currently appearing in front of the Special Factors.

Response:

The Company acknowledges the Staff’s comment and in response has inserted an overview of the “Special Factors” under the section “Special Factors – Overview of the Special Factors” on page 8 of the Revised Preliminary Information Statement that more clearly outlines where the information required by Items 7, 8 and 9 of Schedule 13E-3 can be found in the Revised Preliminary Information Statement.

In response to the Staff’s comment, the Company has also moved the “Special Factors” section to immediately follow the Summary.

In response to the Staff’s comment, the Company has shortened the Summary and Q&A sections. For example, please see “Summary—The Merger Agreement” on pages 5 and the Q&A Sections beginning on page 45 of the Revised Preliminary Information Statement, respectively, where certain duplicative disclosures have been shortened or removed.

Directors, Executive Officers and Controlling Persons of the Company, page 19

8.
Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. In this respect, we note your disclosure on page 22 regarding CSP Management Limited. Please provide the disclosure required by Item 1003 of Regulation M-A with respect to each filing person, including CSP Management II Limited, and otherwise include all of the information required by Schedule 13E-3 and its instructions for all filing persons.

Response:

The Company takes note of the Staff’s comment, and all disclosure required by Schedule 13E-3, including Item 1003 of Regulation M-A, has been provided for all filing persons in the Revised Preliminary Information Statement.

Background of the Merger, page 23

9.
We note your disclosure that on September 15, 2023, “representatives of Houlihan updated the Special Committee on Houlihan’s conversation with CSP” and that “[f]ollowing Houlihan’s meeting with CSP on September 21, 2023, representatives of Houlihan updated the Special Committee on the Final Proposal.” Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statements reference a presentation made by Houlihan during the Special Committee’s evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note that there does not appear to be any such written report dated September 15, 2023 or September 21, 2023 currently filed as an exhibit. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980).

Response:

We respectfully advise the Staff that the Special Committee’s meetings and communications with its advisors on each of September 15, 2023 and September 21, 2023 were to communicate to the Special Committee the terms of the Revised Proposal and the Final Proposal, as applicable, and did not go into an analysis of the financial  terms of those proposals. Representatives of Houlihan presented Houlihan’s financial analyses with respect to the Revised Proposal and the Final Proposal at the Special Committee meetings held on September 20, 2023 and October 10, 2023, respectively, and the presentations reviewed at such meetings were filed as Exhibit No. (c)(2) and Exhibit No. (c)(3) to the initial Schedule 13E-3.

Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger, page 32

10.
We note that the Board acted upon the recommendation of the Special Committee. We also note that the Special Committee considered the Houlihan analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Houlihan’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Preliminary Information Statement to state that the Special Committee adopted Houlihan’s analyses and conclusions as its own.

11.
Refer to the comment above. We note your disclosure that “the Board, acting upon the recommendation of the Special Committee, unanimously ... determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders.” Please revise to state, if true, that the Board adopted the Special Committee’s analyses and opinion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Revised Preliminary Information Statement to state that the Board adopted the Special Committee’s analyses and opinion as its own.

12.
We note your statement that the Special Committee believed that “the Merger Consideration was the result of an arm’s-length negotiation.” Please delete all references to “arm’s-length negotiations,” as such references are inappropriate in a going-private transaction by affiliates.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 34 of the Revised Preliminary Information Statement to delete all references to arm’s-length negotiations.

Opinion of Houlihan, page 37

13.
Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the estimated enterprise value for each selected company that is the basis for the multiples disclosed on page 41 with respect to the Selected Companies Analysis and (ii) the data from each transaction, including the transaction value, that resulted in the multiples disclosed on page 42 with respect to the Selected Transactions Analysis.

Response:

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 26 of the Revised Preliminary Information Statement to disclose the data underlying the results described in the section “Special Factors—Opinion of Houlihan” to show how such information resulted in the multiples and values disclosed.

Certain Company Financial Forecasts, page 44

14.          Please revise to include the full projections instead of a summary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Preliminary Information Statement to include the full projections instead of a summary.

Financing, page 46

15.
We note your disclosure that the “obligations of the Equity Commitment Party to provide the equity financing under the Equity Commitment Letter are subject to certain customary conditions.” To the extent material, disclose such conditions. See Item 1007(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Preliminary Information Statement to disclose the conditions to obligations of the Equity Commitment Party to provide the equity financing under the Equity Commitment Letter. The Company also made a conforming change to the disclosure on page 4 of the Revised Preliminary Information Statement.

Position of the CSP Affiliates in Connection with the Merger, page 46

16.	Please revise your disclosure to address all of the factors included in instruction 2 to Item 1014 of Regulation M-A with respect to the CSP Affiliates.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Preliminary Information Statement under the section “Special Factors – Position of the CSP Affiliates in Connection with the Merger” to address all of the factors included in instruction 2 to Item 1014 of Regulation M-A with respect to the CSP Affiliates.

17.
We note your disclosure on page 46 and elsewhere that Parent, Merger Sub and CSP Management II Limited “may be deemed to be affiliates of the Company.” Given the filing persons’ determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 36 of the Revised Preliminary Information Statement to state that the CSP Affiliates are affiliates of the Company and engaged in the going-private transaction for purposes of the Merger.

Purposes and Reasons of the CSP Affiliates in Connection with the Merger, page 50

18.
We note your disclosure that the CSP Affiliates have undertaken to pursue the Merger “to allow the CSP Affiliates to own equity interests in the Company and to bear the rewards and risks of such ownership after the Merger is completed and the shares of Company Common Stock cease to be publicly traded.” Please state with specificity why the CSP Affiliates determined to pursue the Merger now as opposed to at any other time. See Item 1013(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Preliminary Information Statement under the section “Special Factors – Purposes and Reasons of the CSP Affiliates in Connection with the Merger”.

Security Ownership of Certain Beneficial Owners and Management, page 51

19.
State the aggregate number and percentage of shares of Company Common Stock that are beneficially owned by each person named in response to Item 1003 of Regulation M-A, such as CSP Management II Limited, as well as by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Revised Preliminary Information Statement under the section “Security Ownership of Certain Beneficial Owners and Management – Beneficial Ownership of Common Stock by Directors, Executive Officers, and Principal Stockholders”.

Fees and Expenses, page 55

20.
Revise the disclosure to disclose the information required by Item 1015(b)(4) of Regulation M-A, including the fees paid or payable to Houlihan and any material relationships between Houlihan and the persons described in Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Revised Preliminary Information Statement.

Where You Can Find More Information, page 85

21.
Note that neither Schedule 13E-3 nor Schedule 14C specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Revised Preliminary Information Statement

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-4064.

Sincerely,

/s/ Andrew Kaplan

Andrew Kaplan

cc:	Bharat Rao StarTek, Inc. Mukesh Sharda CSP Management Limited Stockholm Parent, LLC Stockholm Merger Sub, Inc. Robert M. Katz and Sidharth Bhasin Latham & Watkins LLP